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                                                       FOR IMMEDIATE RELEASE

             CENDANT MOVES TO DISMISS AIG'S FLORIDA LAWSUIT:
                FILES NEW SUIT AGAINST AIG IN NEW JERSEY:


Stamford, CT and Parsippany, NJ, February 17, 1998 -- Cendant Corporation (NYSE: CD) today announced that it had filed a motion in United States District Court, Southern District of Florida, against American International Group, Inc. (NYSE: AIG) seeking dismissal of AIG's litigation against Cendant, calling AIG's suit "a thinly-veiled public relations ploy wholly lacking in merit" and designed to attempt to sully the reputations of Cendant and its chief executive because they have dared to compete with AIG for control of American Bankers Insurance Group (NYSE: ABI) by offering to pay more to the shareholders of ABI.

Cendant has offered to acquire ABI for $58 per share in cash and stock, for an aggregate of approximately $2.7 billion on a fully diluted basis, a price 23% higher than AIG is offering.

The Cendant motion to dismiss maintains, among other things, there is no merit to AIG's claim that Cendant will have a more difficult time than AIG obtaining the regulatory approvals necessary to acquire ABI. As set forth in the motion, AIG's opinion is at odds with the opinions of independent analysts who have validated Cendant's view that "from a regulatory perspective, (Cendant and AIG) should be considered on equal footing, both in terms of their probability and timing" to acquire ABI. (Bear Stearns Equity Research, 2/12/98).

The Cendant motion also notes that Cendant already has been approved by the Insurance Departments in both New York and Colorado to operate an insurance company and has been approved by other regulatory authorities to participate in highly regulated industries.

Cendant's motion points out that AIG's position is undermined by a number of issues, extensively detailed in Cendant's motion, concerning AIG and Maurice Greenberg its chairman.

Separately, Cendant said that AIG caused its subsidiary to abruptly cancel Cendant's Director and Officer insurance policy following the announcement of Cendant's proposal to acquire ABI. Cendant has filed a suit in Superior Court of the State of New Jersey against AIG and its subsidiary for this indiscriminate, bad faith cancellation, seeking punitive and other damages.

Cendant (NYSE: CD) is the world's premier provider of consumer and business services. With a market capitalization of approximately $30 billion, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments: Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining, and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 35,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.


Investor Contact:            Media Contact:       or:
Laura P. Hamilton            Elliot Bloom         Jim Fingeroth/Roanne Kulakoff
Senior Vice President        Vice President       Kekst and Company
Corporate Communications     Public Relations
and Investor Relations       (973) 496-8414       (212) 521-4800
(203) 965-5114